Exhibit 4.23

COMPASS GROUP DIVERSIFIED HOLDINGS

SECOND AMENDMENT TO AMENDED AND RESTATED SHARE DESIGNATION OF SERIES C PREFERRED SHARES

(no par value per share)

Compass Diversified Holdings (the “Trust”), a statutory trust under the Delaware Statutory Trust Act, does hereby certify that:

1.  On October 24, 2019, the Board of Directors (the “Board”) of Compass Group Diversified Holdings LLC, a Delaware limited liability company and the sponsor of the Trust (the “Sponsor”), pursuant to the authority conferred upon the Board by Section 2.4(b) of the Second Amended and Restated Trust Agreement of Compass Diversified Holdings (as such may be amended, modified or restated from time to time, the “Trust Agreement”), duly adopted resolutions establishing the terms of the Trust’s Series C Preferred Shares, no par value per share, and authorized a special pricing committee of the Board (the “Pricing Committee”) to act on behalf of the Board in determining and approving the distribution rates and certain other terms of the Series C Preferred Shares.

2.  The Pricing Committee duly adopted resolutions creating and authorizing for issuance by the Trust the Series C Preferred Shares as a new series of Preferred Shares (as defined in the Trust Agreement) consisting of 4,600,000 shares, as set forth in the Amended and Restated Share Designation of Series C Preferred Shares, executed on August 3, 2021 (as amended by the First Amendment (as defined below), the “Series C Preferred Share Designation”).

3.  On March 18, 2024, the Board duly adopted resolutions designating up to 1,750,000 additional Series C Preferred Shares, as set forth in the First Amendment to Amended and Restated Share Designation of Series C Preferred Shares, executed on March 20, 2024 (the “First Amendment”).

4.  On September 3, 2024, the Board duly adopted the following resolutions designating up to 3,500,000 additional Series C Preferred Shares that may be issued from time to time by the Trust:

“RESOLVED, that pursuant to the authority vested in Board by Article II of the Trust Agreement, the Board hereby creates and authorizes for issuance by the Trust up to 3,500,000 additional Series C Preferred Shares (in such final amount as determined by the Authorized Officers and listed in the final Preferred Share Designation for the Series C Preferred Shares), with the designations, preferences, rights, powers, duties and other terms of such Series C Preferred Shares as set forth in the Preferred Share Designation for the Series C Preferred Shares and forming a single series with the Series C Preferred Shares previously issued.”

5.  Effective as of the date hereof, the Series C Preferred Share Designation is hereby amended such that the number of Series C Preferred Shares is hereby increased by 2,118,682 shares, and the total number of shares constituting such series shall be 8,468,682 shares.

6.  This Second Amendment to Amended and Restated Share Designation of Series C Preferred Shares shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to conflicts of law principles thereof.

7.  Except as expressly modified pursuant to this Second Amendment to Amended and Restated Share Designation of Series C Preferred Shares, the provisions of the Series C Preferred Share Designation are and shall continue to be in full force and effect and are ratified and confirmed in all respects.

IN WITNESS WHEREOF, this Second Amendment to Amended and Restated Share Designation of Series C Preferred Shares, which shall be made effective pursuant to the Trust Agreement, is executed by the undersigned this 4th day of September, 2024.

COMPASS DIVERSIFIED HOLDINGS

By: Compass Diversified Holdings LLC, as Sponsor

By:	/s/ Stephen Keller
Name: Stephen Keller
Title: Chief Financial Officer

By:	/s/ Stephen Keller
Name: Stephen Keller
Title: Regular Trustee